SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-51313
CUSIP Number: 830695102

☐Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: December 25, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IEH Corporation
Full Name of Registrant

140 58th Street, Suite 8E
Address of Principal Executive Offices (street and number)

Brooklyn, NY 11220
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IEH Corporation (the “Registrant”) files this report for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended December 25, 2015 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended December 25, 2015. This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-Q by the prescribed filing date. The Registrant anticipates that it will file its Form 10-Q no later than fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Knoth	(718)	492-9673

Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the quarter ended December 25, 2015 is anticipated to decrease slightly as compared with the quarter ended December 26, 2014 in which we reported net sales of $4,726,915. However, we anticipate that net sales for the three-month period ended December 25, 2015 will be in the range of $4,600,000 to $4,700,000. The decrease in revenues for the current three-month period can be attributable to a slight decrease in commercial and military orders during the quarter.

Net sales for the nine months ended December 25, 2015 is anticipated to increase as compared with the quarter ended December 26, 2014 in which we reported net sales of $12,564,148. However, we anticipate that net sales for the nine-month period ended December 25, 2015 will be in the range of $14,900,000 to $15,000,000. The increase in revenues for the current nine-month period can be attributable to an increase in commercial and military orders during the nine-month period ended December 25, 2015.

Operating income for the quarter ended December 25, 2015 is anticipated to decrease as compared with the quarter ended December 26, 2014 in which we reported operating income of $1,085,341. However, we anticipate that operating income for the quarter ended December 25, 2015 will be in the range of $650,000 to $675,000. The decrease in operating income for the current three-month period can be attributed primarily to a decrease in commercial and military orders during the current quarter.

Operating income for the nine months ended December 25, 2015 is anticipated to increase as compared with the nine months ended December 26, 2014 in which we reported operating income of $2,561,684. However, we anticipate that operating income for the nine-month period ended December 25, 2015 will be in the range of $2,650,000 to $2,700,000. The increase in operating income for the nine-month period can be attributed primarily to an increase in commercial and military orders during the nine-month period ended December 25, 2015.

Net income for the quarter ended December 25, 2015 is anticipated to decrease as compared with the quarter ended December 26, 2014 in which we reported operating income of $594,339. However, we anticipate that net income for the period ended December 25, 2015 will be in the range of approximately $400,000 to $450,000 or $0.17 to $0.19 per share.

Net Income for the nine months ended December 25, 2015 is anticipated to decrease as compared with the nine months ended December 26, 2014 in which we reported operating income of $1,401,749. However, we anticipate that net income for the nine-month period ended December 25, 2015 will be in the range of $1,300,000 to $1,310,000 or $0.56 to $0.57 per share.

SIGNATURE

IEH Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2016	By:	/s/ Robert Knoth

Robert Knoth
Chief Financial Officer

4